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SEC 1344 Persons who are to respond to the collection of  information  contained
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                                                SEC FILE NUMBER 001-32-428
                                                CUSIP NUMBER 876223 10 8
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):     [ ]  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K  [X] Form 10-Q
[ ]  Form N-SAR  [ ]   Form N-CSR

For Period Ended: September 30, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: -----------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Tarpon Industries, Inc.
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Full Name of Registrant
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Former Name if Applicable

2420 Wills Street
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Address of Principal Executive Office (Street and Number)

Marysville, Michigan 48040
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day follow-
[X] ing the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                         (Attach extra Sheets if Needed)
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     The delay in filing of the  Quarterly  Report on Form 10-Q is primarily the result of the Registrant's need to allocate significant time and effort to required financial disclosures and related issues.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


James T. House                  (810)                  364-7421 (extension 110)
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(Name)                       (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                              [ ]  No  [X]  Yes
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ]  No  [X]  Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that there will be a significant change in the Registrant's results of operations for the nine months ended September 30, 2005 from the nine months ended September 2004 due to two acquisitions which closed in the second quarter of 2004 and one acquisition which closed in the first quarter of 2005.

     During the first quarter of 2004, the Registrant was a company with no revenues seeking target acquisitions. Thereafter, the Registrant became an enterprise with operating subsidiaries as a result of the acquisition of Eugene Welding Co. in April 2004, and Steelbank Inc., now known as Steelbank Tubular, Inc., in May 2004. Thereafter, the Registrant acquired the Haines Road facility of Bolton Steel Tube Co., Ltd. in February 2005. As a result, it is anticipated that there will be a significant change in the Registrant's results of operations for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004.

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                             Tarpon Industries, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  November 14, 2005                          By   /s/ James T. House
      -----------------                               -----------------------


                                                 James T. House
                                                 Its: Chief Financial Officer
                                                      -----------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter).

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SEC 1344  Persons who are to respond to the collection of information contained
(07-03) in this form are not required to respond unless the form displays a currently valid OMB control number.
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